Exhibit 99.1 Corporate Communications

CNH Industrial announces updates on its European assembly operations in response to the COVID-19 pandemic

London, April 3, 2020

In light of the continuing emergency caused by the COVID-19 pandemic, CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announced today that the majority of its European assembly operations will remain suspended until April 17.

Logistics hubs, and the related industrial and supply operations, remain operational to guarantee as timely and efficient parts and service support to end customers as possible at this time. This decision has been taken considering the vital nature to society of the sectors in which the Company operates, especially in emergency situations: agricultural and construction machinery, the transport of goods and people, fire fighting vehicles and those dedicated to public safety.

The safeguarding of the health and safety of Company employees remains at the forefront when taking decisions to suspend assembly activities, as well as to preserve others at minimum levels. To this end, CNH Industrial is following all national directives by implementing stringent measures and continuing to share and leverage internal best practices globally. This latest decision was reached in agreement with all social partners in the countries in which the Company operates.

Subsequent updates on European operations will be defined over the course of the coming weeks, based on COVID-19 developments.

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media Contact:

Corporate Communications

CNH Industrial

Email: mediarelations@cnhind.com